Exhibit 99.3

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Mr A Sample Designation (if any) Add1 Add2 add3 add4 add5 add6 000001 Security Class 123 Holder Account Number C1234567890 XXX Fold This proxy is solicited by and on behalf of Management of TransAlta Corporation. Notes 1. Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse and return your proxy by mail or vote by Internet at www.investorvote.com. In addition, YOU MUST go to www.Computershare.com/TransAlta by 11:00 am MDT on April 23, 2024, and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with a Control Number via email. This Control Number will allow your proxyholder to log into and vote at the meeting. Without a Control Number your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote. 2. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with the signing capacity stated. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to be dated the date this form was received by or on behalf of TransAlta. 5. The shares represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, and the Management nominees named on the reverse are appointed proxyholders, this proxy will be voted as recommended by the Board of Directors of TransAlta. 6. The shares represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the shares will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Proxy Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management, including the Management Proxy Circular of TransAlta. Proxies must be received by 11:00 am (Mountain Time), on Tuesday, April 23, 2024. If the Meeting is postponed or adjourned, proxies submitted must be received no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time the Meeting is reconvened. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! Fold • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. • You can attend the meeting virtually by visiting the URL provided on the back of this proxy. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for shares held in the name of a corporation or shares being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a shareholder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 01YS2B 123456789012345 CPUQC01.E.INT/000001/i1234 Form of Proxy - Annual General Meeting to be held on Thursday, April 25, 2024 To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically To Virtually Attend the Meeting 24-5672-7 C1.1 P189

MR SAM SAMPLE Appointment of Proxyholder I/We being holder(s) of securities of TransAlta Corporation (the”Company”) hereby appoint: OR John P. Dielwart, Chair of the Board, or failing this person, John H. Kousinioris, President and Chief Executive Officer C1234567890 XXX 123 Print the name of the person you are appointing (including yourself) if this person is someone other than theManagement nominees listed herein. Note: If you wish to appoint a person (including yourself) or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse and return your proxy by mail or vote by Internet at www.investorvote.com. In addition, YOU MUST go to www.Computershare.com/TransAlta by 11:00 am (MDT) on April 23, 2024, and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with a Control Number via email. This Control Number will allow your proxyholder to log into and vote at the meeting. Without a Control Number your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder(s) in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General Meeting (the “Meeting”) of shareholders of the Company to be held via live audio webcast online at https://web.lumiagm.com/471294222 on Thursday, April 25, 2024 at 11:00 am (Mountain Time) and at any adjournment or postponement thereof. The Board of Directors recommends voting “FOR” Items 1, 2 and 3. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Directors 01. John P. Dielwart For Against 07. Thomas M. O’Flynn For Against Fold 02. Alan J. Fohrer 08. Bryan D. Pinney 03. Laura W. Folse 09. James Reid 04. Harry A. Goldgut 05. John H. Kousinioris 10. Manjit K. Sharma 11. Sandra R. Sharman 06. Candace J. MacGibbon 12. Sarah A. Slusser For Withhold 2. Reappointment of Auditors Appointment of Ernst & Young LLP as auditors of the Company and authorize the directors to fix their remuneration. 3. Say-on-Pay Advisory vote to accept the Company’s approach to executive compensation, as described in the Management Proxy Circular. For Against Fold Authorized Signature(s) – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above and the Management nominees are appointed proxyholders, this proxy will be voted as recommended by the Board of Directors. Signature(s) Date MM / DD / YY Interim Financial Statements – I would like to receive interim financial statements and related Management’s Discussion & Analysis. Annual Financial Statements – I DO NOT wish to receive annual financial statements and related Management’s Discussion & Analysis. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. Z T M Q 363128 X X X X A R 2 999999999999 01YS3C 24-5672-7 C1.1 P190